SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b)(c), and (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)

Asbury Automotive Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

         043436104

(CUSIP Number)

         December 29, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON: FS Equity Partners III, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4437287
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,284,376
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,284,376
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.81%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

NAME OF REPORTING PERSON: FS Capital Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4439418
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,284,376
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,284,376
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.81%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON: FS Holdings, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4416678
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION California
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,284,376
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,284,376
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.81%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS Equity Partners International, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 98-0151673
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 92,668
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 92,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.28%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS&Co. International, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 98-0151773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 92,668
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 92,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.28%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS International Holdings Limited S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 98-0193881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 92,668
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 92,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.28%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS Equity Partners IV, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4658859
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,545,143
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,545,143
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,545,143
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.57%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS Capital Partners, L.L.C. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4658858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,545,143
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,545,143
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,545,143
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.57%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 043436104	Schedule 13G	Page 10 of 16 Pages

Item 1.
(a)	The name of the issuer is Asbury Automotive Group, Inc., a Delaware corporation (the “Issuer”).
(b)	The principal executive office of the Issuer is 622 Third Avenue, 37th Floor, New York, NY 10017.
Item 2.
(a)

The names of the filing persons in this statement are: FS Equity Partners III, L.P. (“FSEP III”), FS Capital Partners L.P. (“Capital Partners”), FS Holdings, Inc. (“Holdings”), FS Equity Partners International, L.P. (“FSEP International”), FS&Co. International, L.P. (“FS&Co.”), FS International Holdings Limited (“International Holdings”), FS Equity Partners IV, L.P. (“FSEP IV”) and FS Capital Partners, L.L.C. ((“Capital LLC”) and, together with FSEP III, Capital Partners, Holdings, FSEP International, FS&Co., International Holdings and FSEP IV, the “Filing Persons”)

(b)

FSEP III, Capital Partners, FSEP IV and Capital LLC each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP International, FS&Co. and International Holdings each has its principal business address and its principal office at c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, Cayman Islands, B.W.I.

(c)

Each of FSEP III, FSEP International, FSEP IV and Capital Partners is a Delaware limited partnership. Holdings is a California corporation. FS&Co. is a Cayman Islands exempted limited partnership. International Holdings is a Cayman Islands exempted company limited by shares. Capital LLC is a Delaware limited liability company.

(d)	This Schedule 13G related to the common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).
(e)	The CUSIP number of the Common Stock is 043436104.

CUSIP No. 043436104	Schedule 13G	Page 11 of 16 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act
(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)
(g)	☐ Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)
Item 4.	Ownership

On December 29, 2006, Asbury Automotive Holdings L.L.C. (“Asbury LLC”) was dissolved and distributed an aggregate of 5,922,187 shares of common stock (the “FS Shares”) to the Filing Persons. Prior to its dissolution, Asbury LLC was the record holder of the FS Shares and pursuant to the limited liability company agreement of Asbury LLC held the FS Shares for the benefit of the Filing Persons.

FSEP III beneficially owns 2,284,376 shares of Common Stock (6.81%). By virtue of being the sole general partner of FSEP III, Capital Partners may be deemed to have shared voting and dispositive power with respect to the 2,284,376 shares attributed to FSEP III. By virtue of being the sole general partner of Capital Partners, Holdings may be deemed to have shared voting power and dispositive power with respect to the 2,284,376 shares attributed to FSEP III.

CUSIP No. 043436104	Schedule 13G	Page 12 of 16 Pages

FSEP International beneficially owns 92,668 shares of Common Stock (0.28%). By virtue of being the sole general partner of FSEP International, FS&Co. may be deemed to have shared voting and dispositive power with respect to the 92,668 shares attributed to FSEP International. By virtue of being the sole general partner of FS&Co., International Holdings may be deemed to have shared voting power and dispositive power with respect to the 92,668 shares attributed to FSEP International.

FSEP IV beneficially owns 3,545,143 shares of Common Stock (10.57%). By virtue of being the sole general partner of FSEP IV, Capital LLC may be deemed to have shared voting power and dispositive power with respect to 3,545,143 shares attributed to FSEP IV.

Percentage ownership is based on 33,529,695 shares of Common Stock outstanding as of November 13, 2006, as reported in the 424B5 prospectus filed by the Issuer on November 16, 2006.

Each Filing Person disclaims beneficial ownership of the shares of Common Stock owned by any other Filing Person except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
See Items 2 and 4.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not

CUSIP No. 043436104	Schedule 13G	Page 13 of 16 Pages

acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 9, 2007

FS EQUITY PARTNERS III, L.P.

By:	FS Capital Partners, L.P., Its General Partner

	By:	FS Holdings, Inc. Its General Partner

		By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS CAPITAL PARTNERS, L.P.

By:	FS Holdings, Inc. Its General Partner

	By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS HOLDINGS, INC.

By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS EQUITY PARTNERS INTERNATIONAL, L.P.

By:	FS&Co. International, L.P., Its General Partner

	By:	FS International Holdings Ltd. Its General Partner

		By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS&CO. INTERNATIONAL, L.P.

By:	FS International Holdings Ltd. Its General Partner

	By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS INTERNATIONAL HOLDINGS LTD.

By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS EQUITY PARTNERS IV, L.P.

By:	FS Capital Partners LLC Its General Partner

	By:	/s/ John M. Roth
Name: John M. Roth
Title: Managing Member

FS CAPITAL PARTNERS LLC.

By:	/s/ John M. Roth Name: John M. Roth Title: Managing Member

EXHIBIT I

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1), each of the parties hereto represents to and agrees with the other parties as follows:

1.      Such party is eligible to file a statement or statements on Schedule 13G pertaining to the common Stock, $0.01 par value per share, of Asbury Automotive Group, Inc. to which this Joint Reporting Agreement is an exhibit for filing of the information contained herein.

2.      Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.      Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party. Each party hereby constitutes and appoints John M. Roth as its true and lawful attorney-in-fact to (a) execute on behalf of the undersigned all forms and other documents to be filed with the Securities and Exchange Commission (the “SEC”), any stock exchange and any similar authority amending or otherwise with respect to the Schedule 13G to which this Joint Reporting Agreement is an exhibit and (b) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to timely file such forms and documents with the SEC, any stock exchange and any other similar authority.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

Dated: January 9, 2007

FS EQUITY PARTNERS III, L.P.

By:	FS Capital Partners, L.P., Its General Partner

	By:	FS Holdings, Inc. Its General Partner

		By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS CAPITAL PARTNERS, L.P.

By:	FS Holdings, Inc. Its General Partner

	By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS HOLDINGS, INC.

By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS EQUITY PARTNERS INTERNATIONAL, L.P.

By:	FS&Co. International, L.P., Its General Partner

	By:	FS International Holdings Ltd. Its General Partner

		By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS&CO. INTERNATIONAL, L.P.

By:	FS International Holdings Ltd. Its General Partner

	By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS INTERNATIONAL HOLDINGS LTD.

By:	/s/ John M. Roth Name: John M. Roth Title: Vice President

FS EQUITY PARTNERS IV, L.P.

By:	FS Capital Partners LLC Its General Partner

	By:	/s/ John M. Roth
Name: John M. Roth
Title: Managing Member

FS CAPITAL PARTNERS LLC.

By:	/s/ John M. Roth Name: John M. Roth Title: Managing Member